HOLLINGER INC.

MATERIAL CHANGE REPORT

Form 27 — Securities Act (Ontario)
Form 27 — Securities Act (British Columbia)
Form 27 — Securities Act (Alberta)
Form 25 — The Securities Act, 1988 (Saskatchewan)
Form 27 — Securities Act (Nova Scotia)
Form 26 — Securities Act (Newfoundland)

1.	Reporting Issuer

Hollinger Inc. (“Hollinger”) 10 Toronto Street Toronto, Ontario M5C 2B7

2.	Date of Material Change

June 9, 2003

3.	Press Release

Press release was issued on June 9, 2003.

4.	Summary of Material Change

Hollinger announced that its offer to exchange its Series III Preference Shares for Series IV Preference Shares on a share-for-share basis expired as of 5:00 p.m. (Toronto time) on June 9, 2003 and was terminated for failure to meet a condition.

5.	Full Description of Material Change

Hollinger announced that its offer to exchange its Series III Preference Shares for Series IV Preference Shares on a share-for-share basis expired as of 5:00 p.m. (Toronto time) on June 9, 2003. One of the conditions of the offer required that no less than 5,000,000 Series III Preference Shares be tendered. This condition was not met and, accordingly, the offer has terminated.

Series III Preference Shares tendered to the offer will be returned to holders in the manner set out in the offer.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Peter Y. Atkinson, Executive Vice-President at (416) 363-8721.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 12th day of June, 2003.

/s/ Peter Y. Atkinson

Executive Vice-President
Hollinger Inc.